OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Tiny In A Box LLC

2500 Eastern Blvd
#230191
Montgomery, AL 36123

www.tinyinabox.com



Tiny In A Box

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Tiny In A Box LLC
Corporate Address	2500 Eastern Blvd Unit 230191 Montgomery, AL 36123
Description of Business	Tiny In A Box manufactures a variety of products including disaster relief shelters, tiny homes, full size homes, apartments, retail spaces, and pools.
Type of Security Offered	Convertible Promissory Note
Minimum Investment Amount (per investor)	$100.00

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Common Units when the company raises $1,000,000 in a qualified equity financing

Maturity Date: February 1, 2020

$720,000 Valuation Cap

10% Discount Rate

5% Annual Interest Rate*

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

What is a Convertible Note?

A convertible note offers you the right to receive Common Units in Tiny In A Box. The number of units you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000 in qualified equity financing. The highest conversion price per security is set based on a $720,000 Valuation Cap or if less, then you will receive a 10% discount on the price the new investors are purchasing. You also receive 5% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding common units of the Company as of immediately prior (on a fully diluted basis).

Perks

$100- $400 5% off any scheduled Tiny In A Box project

$500+ 10% off any scheduled Tiny In A Box project.

$1,000+ 15% off any scheduled Tiny In A Box project.

$5,000+ 20% off any scheduled Tiny In A Box project.

$10,000+ 40% off any scheduled Tiny In A Box project.

All Perks occur after the offering is completed, and upon availability of the product.

The 10% Bonus for StartEngine Shareholders

Tiny In a Box will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if you invest in the first 24 hours, your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Tiny In A Box LLC designs temporary or permanent structures including tiny homes, small business solutions, and pools. Tiny In A Box LLC has completed the research and development stage and entering the implementation stage. The company is entering the implementation phase as it is fully capable of developing a model at the present time. The company has deployed a website and social media, identified strategic partners in marketing and real estate, created renderings, identified a third party manufacturer, and marketed to potential customers as proof of concept. The company currently has not produced any projects.

Sales, Supply Chain, & Customer Base

Sales and supply chain, none to date. The company was just recently formed. In particular, the most prolific customer base for Tiny In A Box LLC are millennials. Millennials' are quickly changing the face of real estate. Additionally, 66% plan to purchase a new home within the next 5 years (White, 2017).

Competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Liabilities and Litigation

The Company does not have any liabilities or currently involved in any litigation.

The team

Officers and directors

Shaynea Williams	Founder, CEO and Manager

Shaynea Williams

Shaynea Williams is passionate and determined advocate of making opportunities more accessible to low-income families and private businesses. She established a modular construction firm - Tiny In A Box to help address the housing crisis in different parts of the world. Shaynea graduated from Spelman College where she received a Bachelor of Art in Political Science and Psychology, a Juris Doctor in Law from Thomas M. Cooley Law School, and a Master of Business Administration in International Business from American Public University. 2016-Present, Managing Member, Tiny In A Box, LLC. (Current 25 hours per week). Research and development, raising capital, partnership brand development, public and private contract acquisition, financial planning, customer service, and marketing. 2017-Present, E-Discovery Counsel, Beasley Allen Law Firm, LLP. (Primary, Current 40 hours a week). Ensure legal compliance of the discovery process. Her insatiable urge to serve the global housing market is what motivates her to take Tiny In A Box to the next level.

Number of Employees: 2

Related party transactions

The Company has not conducted any related party transactions.

<p align="center">**RISK FACTORS**</p>

These are the principal risks that related to the company and its business:

- **Operating History.** The Company has a limited operating history and has not generated revenue from intended operations. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: [insufficient cash flow, delay in launching, slow customer acquisition, and other unforeseeable events]. These adverse conditions could affect the Company's financial condition and the results of its operations.
- **Profitability.** We have yet to sell any projects. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Additional Funding.** Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start production.
- **Intellectual Property.** We currently hold 0 issued patents. We are working on a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio well be patents and that much of the Company's future value depends on the strength of these patents. The Company intends to file patent applications and build its intellectual property portfolio as we discover new technologies related to modular construction.
- **Valuation.** We offer no guarantees. No one is saying the company is worth a specific amount. They cant. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Projections.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only

make money) if there is sufficient demand for product, people think its a better option than the competition and modular structures has priced the services at a level that allows the company to make a profit and still attract business.

- **Patent Unenforceable.** An application for patent rights is intended in order to ensure the protection of our intellectual property. These patents could potentially help to protect from aggressive lawsuits and the ability to mitigate copycat companies that attempt to infringe on our intellectual property. However, there is a risk that our patents could be either not approved or interpreted by a court of law as not being valid, enforceable, or relevant to our claims. If this or similar scenarios were to occur there would be a risk of negative effects due to the increased chance of litigation by aggressive parties and a reduction of legal avenues to challenge copycat and intellectual property infringing entities.

- **Insolvency.** Operating as a startup is risky and it is possible that Tiny In A Box, LLC could become insolvent, resulting in little to no financial return for investors and the potential loss of the entire amount of the initial investment. There are different ways for Tiny In A Box, LLC to become insolvent, including, but not limited to, the cost of operation and overall expenses to operate the company could become higher than the revenue that is received.

- **Regulatory Factors.** Regulatory factors include, but are not limited to, political and regulatory changes in the United States or states and local areas could result in negative repercussions for the company or even failure. The laws and regulations concerning the selling of our product may be subject to change and if they do then the selling of our product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell the product and therefore your investment in the Company may be affected.

- **Product Launch.** It is possible that the Full Product may not be released and investors may not receive any returns. In addition, despite good faith efforts to develop the Full Product, it is possible that the Full Product will fail to be implemented.

- **Competitors.** Competitors that are at a significant advantage either in terms of market share, financing, or connections could arise with similar products that potentially could result in Tiny In A Box, LLC failing to achieve financial viability. In order to mitigate these risks, Tiny In A Box, LLC plans to implement several key strategies regarding marketing, expansion, and development that we believe places us at a competitive advantage. However, there is no guarantee that our key strategies will enable us to outcompete other entities.

- **Startups Are Volatile.** Investments in Tiny In A Box, LLC or other startups can involve a high degree or a high amount of risk. There are significant financial and operational challenges that startups, including Tiny In A Box, LLC face. The startup market that Tiny In A Box, LLC is operating in is extremely competitive and has a high risk of failure. Some of the challenges that startups face that lead to their high risk include, but are not limited to: market exposure, customer acquisition, competition, marketing, operational management, financing, product development, product traction, and unexpected death or illness among key employee(s) or founder(s)

- **Reselling Securities.** There is currently no market for investors to resell their securities and there is no guarantee that there will be a liquidity event in the near future. There is no guarantee that a public market will develop or that investors will be able to easily sell their units. In addition, federal and state regulations also limit the ability of investors to resell their securities for the first 12-month period after their investment.
- **External Factors.** There is a possibility for external factors to lead to negative effects on the company or even failure. These external factors include, but are not limited to: war, natural disaster, economic recession, changes in economic climate, changes in regulatory climate, death of one or more founders or cofounders, or simultaneous death of all of the company founders and co-founders.
- **Relying on Third Party Personnel.** There is no guarantee that we can attract and retain highly qualified personnel. Senior personnel are required to provide trusted, advisory and consultative services. We might rely on third parties to provide a variety of essential business functions for us, including software development, financing, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.
- **No Production History.** The company has not produced a project, therefore, It has no customer history, no clients, and no revenues. Furthermore, it is possible that the Full Product may not be released and investors may not receive any return.
- **Use of Funds** Tiny In A Box LLC success will be substantially dependent upon the discretion and judgment of our management team with respect to the applicable and allocation of the proceeds of this offering.
- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our noteholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our noteholders and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Shaynea Williams, 100.0% ownership, Common Units

Classes of securities

- Convertible Promissory Notes: 1,000,000

    Convertible Promissory Notes

    Note converts to Common Units when the company raises $1,000,000 in a qualified equity financing.

    Maturity Date: February 1, 2020

    Valuation Cap: $720,000

    Discount Rate: 10%

    Annual Interest Rate: 5%

    Conversion; Repayment Premium Upon Sale of the Company.

    (a) In the event that the Company issues and sells units of its Convertible Promissory Notes to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its Convertible Promissory Notes resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Units at conversion price equal to the lesser of (i) 10% of the per unit price paid by the Investors or (ii) the price equal to the quotient of $720,000 divided by the aggregate number of outstanding Common Units of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

    (b) If the conversion of the Note would result in the issuance of a fractional unit, the Company shall, in lieu of issuance of any fractional unit, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one unit of the class and series of common units into which this Note has converted by such fraction.

    (c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into Common Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Units at a price per security equal to the quotient of Common Units divided by the aggregate number of outstanding common 10,000,0000 of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

- Common Units: 1,000,000

A COMPLETE SET OF RIGHTS AND PREFERENCES OF THE COMMON UNIT HOLDERS MAY BE FOUND IN THE LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF TINY IN A BOX LLC ATTACHED AS PART OF EXHIBIT F TO THIS OFFERING MEMORANDUM.

Voting Rights

The holders of the Company's Common Units is Non-voting Units. The holders of Non-voting Common Units are not entitled to vote on any matter except as required under applicable law.

Distributions

The limited liability company shall have the power to make distributions to its members in such amounts and at such intervals as a majority of the members deem appropriate according to law.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Unit are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Common Units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Units are subject to and may be adversely affected by, the rights of the holders of units of any series of our Common Units, and any additional classes of Common Units that we may designate in the future.

Tax Matters

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a holder of the convertible notes, you will have no voting rights. Even upon conversion of the notes purchased in this offering, you will hold a minority interest in the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional Units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-07-11.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 18 months without revenue generation.

The major expenses associated with production under the partnership model is marketing and branding, business development, model showroom production, working capital, and rental unit. Under the partnership model minimum projected capital needed is around $10,000.

Once the company is capable of operating the business at scale the company will assume the manufacturing process. The major expenses associated with production under the in-house model include building materials, production facility including equipment, staff and contractors, marketing and branding, business development, working capital. These expenses that the company will incur once the company has scaled are projected around $300,000.

Financial Milestones

The Company is investing for continued growth of the brand. The Company is reliant on the funds raised from The Offering in order to market and develop the product for revenue generation and growth. In addition, in order for the The Company to reach its future milestones and projections, additional fundraising may be required. The planned methodology for the fundraising includes, but is not limited to, equity financing.

The company has worked to identify a third party manufacturer who can produce our projects in accordance with international residential code prior to the company establishing its own manufacturing facility. The partnership allows for homes to be manufactured starting January 1, 2019. The cost of manufacturing each product under this current model allows for the building expense to be paid on consignment at a 30/60 split favoring the company. Our plans for expansion and revenue generation are dependent on the successful development of the product and may be impacted by future regulatory changes. Our revenue projections are driven by direct sales contracts.

Liquidity and Capital Resources

Since inception Tiny In A Box LLC is self sufficient and do not anticipate going out of business anytime soon, but unfortunately growing the business will be tough without the funds to accelerate contract acquisition. The Company believes that the funds from this offering will enable it to fund operations until it reaches profitability. Upon reaching the maximum funding target, it is expected that the funds will last approximately 18 months and be spent as outlined in the Use of Proceeds section. If we achieve the minimum level of funding, the capital expenditure would be focused primarily on business development and marketing of the current product in an effort to increase company revenue and attractability for future fundraising methods. In addition, The Company is planning on pursuing future additional sources of funding from methods including, but not limited to, equity financing. The success of future fundraising strategies may be dependent on the development of the Full Product and the success of The Offering. The Company does not currently have any lines of credit or financing through loans or other liabilities.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2018-07-11, Rule 506 (b), 1000000 Common Units. Use of proceeds: The use of proceeds are intended for use for various purposes for business startup, including beginning quantities of supplies, equipment, website management, and marketing.

Valuation

$720,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the units merely reflects the opinion of the Company as to what would be fair market value. Valuation is based on customer behavior (on average selling of one project per month for one year at an average retail price of $60,000). The price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
Production (Model Showroom)	$6,000	$25,000
Marketing	$1,000	$15,000

Working Capital	$1,000	$30,000
Business Development	$1,400	$15,000
Rental Unit	$0	$ 15,580
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (over allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over allotment amount of $107,000, we believe the amount will last us 18 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows: 1) $15,000 for marketing and branding, 2) $15,000 for business development, 3) $25,000 for model showroom production, 4) $30,000 for working capital, and 5) $15,580 for a rental unit. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $6420 if we raise the maximum offering amount.The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on Tinyinabox.com, in the section, labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tiny In A Box LLC

[See attached]

I, Shaynea Williams, the Managing Member and Principal Executive Officer of Tiny In A Box LLC, hereby certify that the financial statements of Tiny In A Box LLC and notes thereto for the periods since inception July 11, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately.

Tiny In A Box LLC was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 16th day of January, 2019.

Shaynea Williams
_______________________ (Signature)

Member (Title)

01/16/2019 (Date)

TINY IN A BOX

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
SINCE INCEPTION 07/11/2018

TINY IN A BOX LLC
Index to Financial Statement
(unaudited)

TINY IN A BOX
BALANCE SHEET
AS OF 07/11/2018
(unaudited)

	July 11, 2018
Assets	
Current Assets	
Cash & Cash Equivalents	$ 100
Other Assets	$ 0
Total Assets	$ 100
Liabilities and Stockholders' Equity	
Total Liabilities	$ 0
Stockholders' Equity	$ 100

Tiny In A Box LLC
STATEMENTS OF
OPERATIONS AS OF
07/11/2018
(unaudited)

	July 11, 2018
Revenues	$ 0.00
Expenses	$ 0.00
Net Income	$ 0.00

Tiny In A Box LLC
STATEMENTS OF STOCKHOLDERS' EQUITY
AS OF 07/11/2018
(unaudited)

	July 11, 2018
Shareholders' Equity at the beginning	$ 100.00
Additions	
Sale of Common Units at Par	$ 0.00
Additional Paid-In Capital	$ 0.00
Net Income	$ 0.00
Dividends Paid	$ 0.00
Stockholders' Equity at the end	$ 100.00

Tiny In A Box LLC
STATEMENTS OF
CASH FLOWS AS OF
07/11/2018]
(unaudited)

	July 7 , 2018
Net Income	$ 0.00
Cash Flows From Financing Activities	
Contribution	$ 100.00
Cash at the beginning of the period	
Cash at the end of the period	$100.00
	$100.00

NOTE 1 – NATURE OF OPERATIONS

Tiny In A Box LLC was formed on July 11, 2018("Inception") in the State of Wyoming . The balance sheet of Tiny In A Box LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Montgomery, AL.

Tiny In A Box LLC innovator in designing and building modular structures from recycled materials. We can deliver worldwide. We can create any temporary or permanent structure including tiny homes, small business solutions, and pools.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: insufficient cash flow, delay in launching, slow customer acquisition, regulatory issues and other unforeseeable events. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from modular structures transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company is taxed as a LLC. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBERS' EQUITY
LLC Units
Shaynea Williams is the only member of Tiny In A Box LLC
LLC Ownership: 1,000,000 Common Units

5 – SUBSEQUENT EVENTS

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

What's New ▾ Discover Investments Edit My Campaign Blake A. ▾

Tiny In A Box is pending **StartEngine Approval.**


0
Investors
$0.00
Raised of $10K - $107K goal
Tiny In A Box
Upcycled modular structures
Small OPO
Montgomery, AL
Real Estate
Accepting International Investment
Tiny In A Box

Overview Team Terms Updates Comments **Share**

Tiny - Think Different

Invest in Tiny In A Box

Welcome Tiny In A Box – Determined To Make A Difference

Tiny In A Box LLC is passionate about bringing design ideas to life. In this very moment in history we are on the cusp of changing how people view real estate. Imagine a person can own a home in 5 years instead of 30. Imagine the ability to move that home anywhere in the world over and over again. Imagine building desperately needed homes in rapidly developing countries like Nigeria and India. Imagine providing low income and homeless people a place to live that promotes dignity and economic empowerment. Imagine creating small business solutions that promote ownership and financial freedom. Imagine a disaster occurs and restoring housing to millions within a short period of time. ***All of those things and more are possible with Tiny In A Box.***





Computer rendered images. Product is currently pre-prototype.

Our creative projects include temporary and permanent structures whether that might be tiny homes, tiny shops, or any similar structures. Having said that, you should know that we never work alone. In fact, we work alongside our clients, providing guidance and full 3D mock-ups of all designs to ensure a quality product that's built to each client's expectations and personalized needs.

Additionally, we believe we can deliver any project regardless of its complexity or location in the world. The risks associated with our projects are low to moderate. However, the rate of return on the investment would be higher than with traditional stick builders as our cost are significantly lower, our opportunities our greater, our product is innovative, as well significantly faster construction timeframe.

Investing In Our Idea Means Investing In The Future

The truth is that the #1 reason why we are in this business is simply because we believe we can provide unique affordable residential and commercial projects. More specifically, our projects include:

Government funded housing communities for low income families
Private sector affordable housing and business solutions
Developing countries housing solutions
Disaster relief emergency units

But we need YOUR support to establish a strong foundation that will lead to innumerable projects to come.

By investing in our company and our vision, you contribute to the success of our plan and the solution of some serious problems that plague both developing and developed countries; affordable housing.

Your capital investment would be used for:

Container Model Showroom



Marketing & Promotion
Contract Acquisition

TIAB Cares

The goal is to have a social impact by providing housing solutions to people around the world.Tiny Cares is an initiative to produce housing for the homeless or under-housed around the world through a portion of the revenue from the company. This would be similar to the efforts of other businesses with the buy one and give one model.

Development Stage

Tiny In A Box LLC has completed the research and development stage and entering the implementation stage. The company has deployed a website and social media, identified strategic partners in marketing and real estate, created renderings and marketed to potential customers as proof of concept. Since the inception of the marketing campaign in the Summer of 2018 the company has begun work to secure certifications for government contracts. The company has also worked to identify a third party manufacturer who can produce our projects in according to international residential code. The company currently has not produced any projects. While Tiny In A Box LLC has immediate plans to realize the development of the products and has already assembled the core team members necessary to do so, we are unable to guarantee that successful development will ever occur. Refer to the "Risks and Uncertainties" section of our Offering Statement for further information.

The Offering

Convertible Promissory Notes
Note converts to Common Units when the company raises $1,000,000 in a qualified equity financing.

Maturity Date:
$720,000 Valuation Cap
10% Discount Rate
5% Annual Interest Rate*
**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below*

Perks
$100- $400: 5% off any scheduled Tiny In A Box project
$500+: 10% off any scheduled Tiny In A Box project.
$1,000+: 15% off any scheduled Tiny In A Box project.
$5,000+: 20% off any scheduled Tiny In A Box project.
$10,000+: 40% off any scheduled Tiny In A Box project.
**All Perks occur after the offering is completed, and upon availability of the product.*

"Any intelligent fool can make things bigger, more complex, and more violent. It takes a touch of genius – and a lot of courage – to move in the opposite direction."

- E.F. Schumacker

Market Traction To Date

Tiny In A Box LLC is in the preseed funding stage. Tiny In A Box LLC marketing has amassed on average 6,500 webpage views per month. We



marketing has amassed on average 6,000 webpage visits per month. We have also achieved some key strategic advantages:

Brand Identity - This URL and brand awareness has generated over 100,000 page views on our
website since our launch. With over 6,000 followers on Facebook and over 1,300 followers on Instagram, along with a very heavy presence on Pintrest we have a target-able market base. Tiny In A Box has been well received by online media outlets.

Strategic Partnerships - Our strategic relationships are based on several key aspects of the sales channel. Securing the best materials and accredited manufacturing facility required researching numerous producer processes to ensure the highest quality homes. Additional strategic partnerships will take the form of working with realtors, business experts, government contacts both foreign and domestic to create barriers of entry for our competition.



Computer rendered images. Product is currently pre-prototype.

Milestones
- Wyoming LLC
- Provisional Broker Deal with Ministry of Housing in Nigeria
- Provisional Deal with a Major Skin Company



Computer rendered images. Product is currently pre-prototype.

Our Products



Products

*Every design can be fabricated as a container or modular prefabricated home.

1. Tiny Homes - There is currently no set definition of what constitutes a tiny house; however, a residential structure under 800 square feet is generally accepted to be a tiny home. Tiny homes represent an architectural and social movement that advocates living simpler.

2. Tiny Shops - The units are fully functional and self-sufficient with electricity and water. The units can be fully equipped with any type of equipment required to share products with customers.

3. Tiny Pools - Made from recycled shipping containers, Tiny Pools are cheaper, safer, relocatable, and easier to install compared to standard in-ground or above ground swimming pools.

Upcoming Products

4. Tinytels - Micro Hotels

5. Tinyparts - Micro Apartments

6. Emergency Preparedness Shelters - Pre and post Disaster









Computer rendered images. Product is currently pre-prototype.



Container structures are made from the steel shipping containers seen carrying goods worldwide on trains, trucks, and ships. With about 30 million 'out-of-service' containers in the world, there is a vast supply available. Tiny In A Box LLC has spent over a year in research, development, and marketing. What we discovered was people are looking for lower construction and maintenance costs. Tiny In A Box LLC address these concern with short construction times and predictable pricing. The greatest benefit of a container home is the unique ability to accommodate worldwide infrastructure to be easily transported. Even container home skeptics admit they can be very useful in situations where local building expertise is lacking, or for emergency shelters that can be easily and



expertise is lacking or for emergency shelters that can be easily and quickly moved. In these scenarios, the versatility of container transport is a huge advantage.



Computer rendered images. Product is currently pre-prototype.

How Our Products Are Different From the Rest

Why Tiny In A Box?

Our structures **offer a** tiny **solution** to some big problems including:

Stalled Personal Progress – Most people struggle to move up in their housing or even move to another city due to the overwhelming cost of new real estate (Sarhan, 2018).

Inflated Prices – It is an undeniable fact that housing prices are going up while wages are struggling to keep up, rendering new housing solutions for families unaffordable and almost impossible (Sarhan, 2018).

Housing Inventory – A boost in building material costs and labor shortage combined with natural disasters such as floods and wildfires have taken a huge chunk of existing inventory out of the market (Sarhan, 2018).

Where does that leave American citizens? Financially over-encumbered, emotionally frustrated, and personally stalled.



What Tiny In A Box Brings To The Table

In just two words, American Dream.

We believe tiny homes are a growing market that is about to explode and provide people with an unquestionably premium solution for their housing and business needs.

More Specifically, Tiny In A Box Promises:

- **Flexibility** (Off-Site Construction & World-Wide Delivery)
- **Affordability** (Cost-Effective, Eco-Friendly Materials)
- **Convenience** (Fewer Permits, Full Customization, Rapid Construction Time)
- **Longevity** (Durable Constructions, Portable & Adaptive Designs)



Source: Sarhan, 2018

Computer rendered images. Product is currently pre-prototype.













Affordable

Shipping containers provide the space, materials, and functionality of a house very cheaply compared to traditional building materials.

(Williams, 2018)

Durable

Due to the material composition shipping container homes, are able to encounter natural disasters.

(Williams, 2018)

Fast Construction

Building a house the traditional way can take anywhere from four to twelve months. However, building a shipping container home can be done in two months or less. This is because there are fewer building materials to acquire and assemble and because the basic structure of the home is already in place.

(Williams, 2018)

Portable

Their unique size is specifically tailored to be carried by large trucks and transported regularly down roads and highways. This is a huge benefit when building a home as they can be delivered quickly and painlessly. Additionally, once the home is built, it can be moved it easily.

(Williams, 2018)

Source: Williams, 2018

Our Market and Industry



U.S. Home Prices Expectations for the Next Five Years

Source: Zillow

Low-priced DIY houses date all the way back to the 1900s, when Sears home kits (Roebuck houses) were the steal of the century. From 1908 to 1940, Sears sold around 75,000 across the nation, according to the company (Sisson, 2018).

And although smaller house living was slightly popular with artists in the '70s and '90s, the latest movement didn't start until 2009, expanding into the early 2010s, when the housing market was facing issues. However, it wasn't until 2014 that the popular shows "Tiny House, Big Living" and "Tiny House Hunters" premiered on HGTV. That same year, the small city of Spur, Texas declared themselves the first "tiny house friendly town," offering flexible zoning codes alongside hundreds of vacant lots for building (Container Port, 2018).

The need for quality, affordable housing has never been greater. Today's manufactured homes can deliver outstanding quality and performance at prices that are up to 50 percent less per square foot than conventional site-built homes. These savings allow more and more Americans to own their own home, even in the face of a ever-widening housing affordability gap (Manufactured Home institute, 2017) .

Source: Sisson
Source: Container Port
Source: Manufactured Home Institute

What Makes Our Team Special



Tiny In A Box LLC is the purpose given to Shaynea Williams after falling in love with the tiny house movement. She noticed that the market was missing practical modern designs that were affordable and could be produced to address the housing crisis around the world. She envisions providing modern, portable, and affordable modular projects for housing, business solutions, recreation spaces, disaster preparation, and relief housing.

Invest in Our Company Today!

As for our dream for the future, it would be to conquer the American Market while expanding to International Markets and helping as many individuals, families and businesses across the globe to reach success in every aspect of their lives.

And even if you cannot possibly invest right now, please consider sharing this campaign with your friends and family, as well as on your social media. Any and every support is highly appreciated.







Thank you for your support and most importantly, your time.

Computer rendered images. Product is currently pre-prototype.



Tiny In A Box is Conceptualized
The idea of affordable modular structures was born.
September 2016
2017
Research and Development
Spent an entire year in research and development and refining the production processes.
Tiny In A Box, LLC
Obtained legal entity documents and bank accounts.
July 2018
January 2018
Launch on StartEngine
Crowdfund Securities Offering
Hire Customer Service Representative (ANTICIPATED)
Hire commission based customer service representative to interact with potential clients.
2019
January 2018
DISASTER RELIEF
Disater Relief Project Launch (ANTICIPATED)
Complete requirements for government disaster relief contract.
Model Showroom (ANTICIPATED)
Create model showroom for prospective clients to tour.
2019
2019
Trade Shows (ANTICIPATED)
Attend several home improvement and tiny home festivals, conventions, and trade shows.
International Contract (ANTICIPATED)
Begin development for negotiated internationally funded projects.
2019

















Meet Our Team



Shaynea Williams

Founder, CEO and Manager

Shaynea Williams is passionate and determined advocate of making opportunities more accessible to low-income families and private businesses. She established a modular construction firm - Tiny In A Box to help address the housing crisis in different parts of the world. Shaynea graduated from Spelman College where she received a Bachelor of Art in Political Science and Psychology, a Juris Doctor in Law from Thomas M. Cooley Law School, and a Master of Business Administration in International Business from American Public University. 2016-Present, Managing Member, Tiny In A Box, LLC. (Current 25 hours per week). Research and development, raising capital, partnership brand development, public and private contract acquisition, financial planning, customer service, and marketing. 2017-Present, E-Discovery Counsel, Beasley Allen Law Firm, LLP. (Primary, Current 40 hours a week). Ensure legal compliance of the discovery process. Her insatiable urge to serve the global housing market is what motivates her to take Tiny In A Box to the next level.



Terry Willis

Sales Consultant

Terry Willis, 2018-Present, Sales Consultant, Tiny In A Box, LLC. (Current 5 hours per week). Works closely with clients to address questions and concerns regarding the construction process. 2007-Present, Owner, True Trim Carpentry (Primary, Current 40 per week). Provides technical expertise from 10+ years in all phases of residential and commercial construction.

Offering Summary

Maximum ($107,000) of Convertible Promissory Notes

Minimum ($10,000) of Convertible Promissory Notes

Company	Tiny In A Box LLC
Corporate Address	2500 Eastern Blvd Unit 230191 Montgomery, AL 36123
Description of Business	Tiny In A Box manufactures a variety of products including disaster relief shelters, tiny homes, full size homes, apartments, retail spaces, and pools.
Type of Security Offered	Convertible Promissory Note
Minimum Investment Amount (per investor)	$100.00

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Common Units when the company raises $1,000,000 in a qualified equity financing

Maturity Date: February 1, 2020

$720,000 Valuation Cap

10% Discount Rate

5% Annual Interest Rate*

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

What is a Convertible Note?

A convertible note offers you the right to receive Common Units in Tiny In A Box. The number of units you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000 in qualified equity financing. The highest conversion price per security is set based on a $720,000 Valuation Cap or if less, then you will receive a 10% discount on the price the new investors are purchasing. You also receive 5% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive units equal to your investment and interest back at a price per security determined by dividing the reached, if the note has not converted then you are entitled to receive units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding common units of the Company as of immediately prior (on a fully diluted basis).

Perks

$100- $400 5% off any scheduled Tiny In A Box project

$500+ 10% off any scheduled Tiny In A Box project.

$1,000+ 15% off any scheduled Tiny In A Box project.

$5,000+ 20% off any scheduled Tiny In A Box project.

$10,000+ 40% off any scheduled Tiny In A Box project.

All Perks occur after the offering is completed, and upon availability of the product.

The 10% Bonus for StartEngine Shareholders

Tiny In a Box will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if you invest in the first 24 hours, your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



VIDEO TRANSCRIPT (Exhibit D)

Video 1

Video showing the stability of container projects.

Video 2

Video showing the versatility of container projects.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

SUBSCRIPTION AGREEMENT TEMPLATE (EXHIBIT F)

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by %%ESCROW_AGENT_NAME%% (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage, (a "Cap Table Mangement service owned and operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) Eligibility of the Company to Make an Offering under Section 4(a)(6).The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordancewith this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at %%END_DATE_FINANCIAL_REVIEW%% and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering

Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

        If to the Company, to:

        If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

        (a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

        (b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%
	(print aggregate purchase

price)

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *

This Subscription is accepted   %%NAME_OF_ISSUER%%

on %%TODAY%%.   By:
                                                 %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%   %%TODAY%%

                                                 %%ISSUER_CITY%%, %%ISSUER_STATE%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").
Repayment. All payments of interest and principal shall be in lawful money of the United States of America and

shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on the first business following the date %%MATURITY_DATE%% months after the Issuance Date (the "Maturity Date"). The "Issuance Date" is the date of the final closing held by Company under the Subscription Agreement.

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Convertible Promissory Notes to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Convertible Promissory Notes resulting in gross proceeds to the Compnay of at least $

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least [days] days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus [multiple] the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of [preferred stock] of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company.

For the purposes of this Note: Company was sold entirely or had a change of control. It was sold either for stock or cash consideration.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any **_"Event of Default"_** hereunder, If there is a Default Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles. This Note shall be governed by and construed under the laws of the state of Wyoming, as applied to agreements among Wyoming residents, made and to be performed entirely within the state of Wyoming, without giving effect to conflicts of laws principles.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and % in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:

By: _____%%ISSUER_SIGNATURE%%_____

Name: %%NAME_OF_ISSUER%%

Title: %%ISSUER_TITLE%%

Investor:

By: _____%%SUBSCRIBER_SIGNATURE%%_____

Name: %%VESTING_AS%%

Title: %%INVESTOR_TITLE%%

Email: %%VESTING_AS_EMAIL%%